UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
State Registry (“NIRE”) 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), in compliance with the provision in Paragraph 4 of Art. 157, of Law # 6.404/76, and in the Instruction of the Brazilian Securities Commission (“CVM”) # 358/02, advises that it has received the following information from Banco Santander, S.A. (Spain):

Banco Madesant – Sociedade Unipessoal S.A. (“Madesant”), an affiliated company of Banco Santander, S.A. (Spain), intends to conduct purchases and sales of American Depositary Shares (ADSs) issued by Santander Brasil and traded on the New York Stock Exchange.

Madesant will comply with all United States (“U.S.”) and Brazilian laws and regulations, including the provisions of the Instruction # 358/02 of CVM, the Best Practices of Corporate Governance Level 2 Regulation and the Company’s Internal Policies Regarding Disclosure of Material Acts and Facts and Securities Negotiation.

To allow for the sale of Santander Brasil’s ADSs by Madesant in the United States of America in compliance with U.S. law, Santander Brasil filed, on the date hereof, a Registration Statement on Form F-1 (“Form F-1”), with the Securities and Exchange Commission (“SEC”), to therefore permit the sale of Santander Brasil’s ADSs that Madesant has purchased on the secondary market after the public offering of shares of the Company carried out in 2009. This Form F-1 filed with the SEC is necessary because the seller of ADSs is a Santander Group company. No sales of ADSs may be executed based on the Form F-1 until it is declared effective by the SEC. Additionally, the Company is making available a Portuguese translation of the Form F-1 filed with the SEC on the sites of the CVM and the BM&FBovespa through the IPE system.

São Paulo, February 11, 2010.

Carlos Alberto López Galán
Investor Relations Officer
Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 11, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President